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                              July 26, 2021

       Kevin    Duke    Pitts
       President
       Healthy Extracts Inc.
       6445 South Tenaya Way, Suite B110
       Las Vegas, NV 89113

                                                        Re: Healthy Extracts
Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 9, 2021
                                                            File No. 024-11481

       Dear Mr. Pitts:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our June 24, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Plan of Distribution, page 15

   1. In response to prior comment 1, you disclose on page 15 and in the subscription agreement that the
exclusive state forum provision in the subscription agreement does not apply to Securities Act
claims. Please also disclose whether the exclusive forum
                                                        provision applies to
actions arising under the Exchange Act. In that regard, we note that
                                                        Section 27 of the
Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or
liability created by the Exchange Act or the rules and regulations thereunder.
 Kevin    Duke    Pitts
FirstName  LastNameKevin    Duke    Pitts
Healthy Extracts Inc.
Comapany
July       NameHealthy Extracts Inc.
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Brian A. Lebrecht, Esq.